UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SERVOTRONICS, INC.

(Name of Subject Company (Issuer))

TDG RISE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM INC.

(Parent of Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM GROUP INCORPORATED

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number of Class of Securities)

Jessica L. Warren

General Counsel, Chief Compliance Officer, and Secretary

TransDigm Group Incorporated

1350 Euclid Avenue, Suite 1600

Cleveland, Ohio 44115

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John J. Allotta

John J. Harrington

Charlotte W. Pasiadis

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

(216) 621-0200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by TDG Rise Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of TransDigm Inc. (“TransDigm”), a Delaware corporation and wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TransDigm Group”), for all of the outstanding common stock of Servotronics, Inc., a Delaware corporation (“Servotronics”). The tender offer will be commenced pursuant to the Agreement and Plan of Merger, dated as of May 18, 2025, by and among Servotronics, TransDigm and Merger Sub (the “Merger Agreement”).

This communication is not an offer to purchase or a solicitation of an offer to sell securities of Servotronics. The planned tender offer by Merger Sub for all of the outstanding shares of common stock of Servotronics has not been commenced. On commencement of the tender offer, Merger Sub will mail to Servotronics stockholders an offer to purchase and related materials and Servotronics will thereafter mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. TransDigm Group, TransDigm and Merger Sub will file the offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and Servotronics will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. SERVOTRONICS STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. Servotronics stockholders may obtain a free copy of these materials (when they become available) and other documents filed by TransDigm Group, TransDigm and Merger Sub or Servotronics with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer (when one is selected).

Some of the statements in this communication constitute forward-looking statements. These statements are related to the expected timing, completion and effects of the proposed transaction or other future events, and may be identified by terminology such as “may,” “will,” “should,” “expects,” “scheduled,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “potential,” or “continue,” or the negative of such terms, or other comparable terminology. These statements are only predictions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Servotronics and TransDigm Group, TransDigm and Merger Sub might not be able to complete the proposed transaction on terms herein, other acceptable terms or at all because of a failure to satisfy closing conditions, or other factors. Servotronics and TransDigm Group, TransDigm and Merger Sub make no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated May 19, 2025

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